UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 001-32876
CUSIP Number: 894164102
(Check one):    ☐ Form 10-K     ☐ Form 20-F        ☑ Form 11-K
☐ Form 10-Q        ☐ Form 10-D        ☐ Form N-CEN    ☐ Form N-CSR
For Period Ended:     December 31, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

N/A
PART I — REGISTRANT INFORMATION

Full Name of Registrant:	Travel + Leisure Co., on behalf of the Travel + Leisure Co. Employee Savings Plan
Former Name, if Applicable
Address of Principal Executive Office (Street and Number)	501 W. Church St.
City, State and Zip Code	Orlando, Florida 32805

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The registrant is unable to file its Annual Report on Form 11‑K for the fiscal year ended December 31, 2025 within the prescribed time period without unreasonable effort or expense. Effective June 1, 2025, the Travel + Leisure Co. Employee Savings Plan (the "Plan") transitioned its trustee and recordkeeper to a new service provider. Travel + Leisure Co. (the "Company") is continuing to obtain and validate certain information and reports from the new service provider that are necessary to complete the Plan’s financial statements and related disclosures. Accordingly, the Company has not been able to finalize the financial statements in time to file the Form 11‑K by the prescribed deadline, and expects to file its Form 11-K on or before the 15th calendar day following the prescribed due date.
PART IV - OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification:

Karen Pengra	(407)	881-1824
(Name)	(Area Code)	(Telephone Number)
(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).     ☑ Yes ☐ No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      ☐ Yes ☑ No

Travel + Leisure Co.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2026	By: /s/ Kimberly A. Marshall
Name: Kimberly A. Marshall
Title: Chief Human Resources Officer